Filed pursuant to Rule 424(b)(3)

SEC Registration No. 333-139704

SUPPLEMENT NO. 2

DATED AUGUST 20, 2008

TO THE PROSPECTUS DATED JUNE 20, 2008

OF CORNERSTONE GROWTH & INCOME REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Growth & Income REIT, Inc. dated June 20, 2008, as supplemented by prospectus supplement no. 1 dated August 5, 2008. As used herein, the terms “we,” “our” and “us” refer to Cornerstone Growth & Income REIT, Inc. and, as required by context, Cornerstone Growth & Income Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•                  the status of our offering;

•                  changes to our board of directors;

•                  “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as filed in our quarterly report on Form 10-Q for the period ended June 30, 2008; and

•                  our unaudited financial statements and the notes thereto as of and for the quarter ended June 30, 2008.

Status of the Offering

We commenced our initial public offering of up to 40,000,000 shares of common stock on August 10, 2007. On June 20, 2008, we filed a post-effective amendment to the registration statement relating to our initial public offering in order to expand our investment strategy to include, in addition to multi-tenant industrial properties, potential investments in healthcare and net-leased retail properties. Upon the effective date of the post-effective amendment, we began accepting subscriptions into escrow. As of August 10, 2008, we had sold approximately $1 million of stock to the public, which was sufficient to satisfy the minimum offering amount in all states except Minnesota, New York and Pennsylvania. Accordingly, on August 19, 2008, we broke escrow with respect to subscriptions received from all states except Minnesota, New York, which have minimum offering amounts of $2.5 million, and Pennsylvania, which has a minimum offering amount of $20 million.

Except with respect to subscriptions from Minnesota, New York and Pennsylvania, subscribers should make their checks payable to “CORNERSTONE GROWTH & INCOME REIT, INC.” Until we have raised the respective minimum offering amounts for Minnesota, New York and Pennsylvania from persons not affiliated with us or our advisor, Minnesota, New York and Pennsylvania investors should continue to make their checks payable to “U.S. BANK NATIONAL ASSOCIATION, AS ESCROW AGENT FOR CORNERSTONE GROWTH & INCOME REIT, INC.”

Changes to Our Board of Directors

On August 18, 2008, Terry G. Roussel, William A. Bloomer, Romeo R. Cefalo, Barry A. Chase, Steven M. Pearson and James M. Skorheim were elected  as the directors of the Company, each to hold office until the 2009 annual meeting of stockholders and until his or her successor is selected and qualifies.  Vince Evans, formerly a director, will not continue to serve on the board.   Mr. Bloomer and Mr. Cefalo joined the board effective August 18, 2008.

Mr. Bloomer has been the Chairman of the Board of Integrated Data Corporation (“IDC”) since 2003.   IDC is a software development company providing the United States military with highly specialized, customizable software solutions.   In addition, Mr. Bloomer has been  Chairman of the Board of Trustees for the Emporia State University Foundation since 2007 and prior to that, was the Chairman of the Finance Committee for the University’s Foundation.  Mr. Bloomer received a Bachelor of Science in Education, with teaching fields in Mathematics and Physics from Emporia State University in Emporia, Kansas.  He earned his Master of Science in Management from Rensselaer Polytechnic Institute at Troy, NY.

From 2004 to 2006, Mr. Cefalo was Executive Vice President of Real Estate, Construction and New Store Development for Albertsons Inc.  He was responsible for managing Albertson’s real estate operation and $1.5 billion annual capital budget.     From 2001 to 2004, Mr. Cefalo was Executive Vice President of Operations for Albertsons.  His responsibilities included managing growth planning and capital budgets.  Mr. Cefalo received his Master of Business Administration from New Hampshire College in 1984.

Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Period Ended June 30, 2008

The following “Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be read in conjunction with the Company’s financial statements and notes thereto contained elsewhere in this supplement.  Certain statements in this section and elsewhere contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements may relate to risks and other factors that may cause the Company’s future results of operations to be materially different than those expressed or implied herein.  Some of these risks and other factors include, but are not limited to:  (i) the Company does not own any properties and does not have an operating history; (ii) suitable investment properties may not be available and (iii) adverse changes to the general economy may disrupt operations.  All forward-looking statements should be read in light of the risks identified in our prospectus dated June 20, 2008.

Overview

Cornerstone Growth & Income REIT, Inc. (formerly known as Cornerstone Institutional Growth REIT, Inc.), a Maryland corporation (the “Company”), was formed on October 16, 2006 under the General Corporation Law of

Maryland for the purpose of engaging in the business of investing in and owning commercial real estate.  The Company is newly formed and is subject to the general risks associated with a start-up enterprise, including the risk of business failure.  The Company’s year end is December 31. As used in this supplement, “we” “us” and “our” refer to Cornerstone Growth & Income REIT, Inc. and its consolidated subsidiary, except where context otherwise requires.

On November 14, 2006, Terry G. Roussel, our President and CEO, purchased 100 shares of common stock for $1,000 and became our initial stockholder.  Our articles of incorporation authorize 580,000,000 shares of common stock with a par value of $0.01 and 20,000,000 shares of preferred stock with a par value of $0.01.  We will offer a minimum of 100,000 (the “Minimum Number of Shares”) and a maximum of 50,000,000 shares of common stock, consisting of 40,000,000 shares for sale to the public (the “Primary Offering”) and 10,000,000 shares for sale pursuant to the distribution reinvestment plan (collectively, the “Offering”).

On August 10, 2007, the Securities and Exchange Commission (“SEC”) declared our registration statement effective.  On June 20, 2008, we amended our registration statement to expand our investment strategy to include opportunities for investment in healthcare and net-leased retail properties.  Upon effectiveness of this amendment, we commenced our offering.  As of June 30, 2008, we had not sold any shares under our Offering.

At June 30, 2008, we had not commenced our intended operating activities, and accordingly, our results of operations the three and six months ended June 30, 2008 are not indicative of those expected in future periods.

As of August 10, 2008, we had sold approximately $1.0 million of stock to the public, which is sufficient to satisfy the minimum offering amount in all states except Minnesota, New York, and Pennsylvania.

We have no paid employees and are externally advised and managed by Cornerstone Leveraged Realty Advisors, LLC (the “Advisor”).

Critical Accounting Policies

There have been no material changes to our critical accounting policies as previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2007.

Results of Operations

The Company had not commenced active operations as of June 30, 2008.  Operating results in future periods will depend on the results of the operation of the real estate properties that are acquired by the Company.

Liquidity and Capital Resources

We are dependent on our Advisor to fund our organization and offering activities.  As of June 30, 2008 we were relying on our Advisor because we had not raised sufficient capital to pay these expenses and because the amount we can spend on organization and offering expenses (including sales commissions, dealer manager fee and due diligence expense allowance) is limited to 13.5% of the gross proceeds from the Offering.  Our Advisor will pay those expenses on our behalf.  We will reimburse our Advisor for expenses paid on our behalf using the gross proceeds of the Offering subject to the 13.5% limitation described above.  Our Advisor will pay all of our organization and offering expenses which are in excess of the 13.5% limitation.  We will repay our Advisor for expenses paid on our behalf using the gross proceeds of our Offering but in no event will we have to reimburse our Advisor for organization and offering expenses, (excluding sales commissions dealer manager fee and due diligence expense allowance) totaling in excess of 3.5% of the gross proceeds from our Offering.

We will not rely on advances from our Advisor to acquire properties but our Advisor and its affiliates may loan funds to special purposes entities which may acquire properties on our behalf pending our raising of sufficient proceeds from our Offering to purchase the properties from the special purpose entity.

Our Advisor is newly formed, has limited capitalization, has incurred losses since its inception and is continuing to incur losses.  Our Advisor must raise funds through the sale of its own debt or equity securities, or obtain financial support from its affiliates or sole member, to obtain the cash necessary to provide these advances.  There can be no

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assurance as to the amount or timing of our Advisor’s receipt of funds.  Adverse changes in the financial condition of our Advisor could adversely affect us.  If our Advisor’s financial condition affects the amount of funds available to us for organization and offering activities, our ability to raise funds in this offering could be adversely affected. CIP Leveraged Fund Advisors, LLC, the sole and managing member of our Advisor, has limited capitalization, has incurred significant losses since its inception and is continuing to incur significant losses.

We will require funds for property acquisitions, either directly or through investment interests, for paying operating expenses and distributions, and for paying interest on our outstanding indebtedness, if any. Generally, cash from operations will be used to pay for items other than property acquisitions, and the proceeds from the public Offerings of our stock and debt financings, if any, will be used to fund property acquisitions.

We intend to own our core plus properties with low to moderate levels of debt financing.  We will incur moderate to high levels of indebtedness when acquiring our value-added and opportunistic properties and possibly other real estate investments.  During the offering period, we intend to use debt financing to facilitate our acquisitions of properties in anticipation of receipt of offering proceeds.  The debt levels on core plus properties during the offering period may exceed the long-term target range of debt percentages on these types of properties.  However, we intend to reduce the percentage to fall within the 40% to 50% range no later than the end of the Offering.  Currently, we have no credit facilities in place, but intend to locate adequate debt financing as appropriate consistent with our investment policies. To the extent sufficient proceeds from the Offering, debt financing, or a combination of the two are unavailable to repay acquisition debt financing down to the target ranges within a reasonable time as determined by our board of directors, we will endeavor to raise additional equity or sell properties to repay such debt so that we will own our properties with low to moderate levels of permanent financing. In the event that the Offering is not fully sold, our ability to diversify our investments may be diminished.

During the period between the execution of the purchase contract for a property and the satisfaction of any closing conditions, such as completion of financing arrangements, if any, review of the title insurance commitment, an appraisal, an environmental analysis and other due diligence, we may decide to temporarily invest any unused proceeds from the Offering in certain investments that could yield lower returns than the properties.  These lower returns may affect our ability to make distributions.

Potential future sources of capital include proceeds from future equity offerings, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations.  If necessary, we may use financings or other sources of capital at the discretion of our board of directors.

Contractual Obligations

As of June 30, 2008, we had no contractual obligations or commercial commitments.

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CORNERSTONE GROWTH & INCOME REIT, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2008	December 31, 2007

ASSETS
Cash and cash equivalents	$5,000	$85,000
Prepaid expenses	12,000	73,000
Total assets	$17,000	$158,000

LIABILITIES, MINORITY INTEREST AND STOCKHOLDER’S DEFICIT

Accounts payable and accrued expenses	$34,000	$115,000
Payable to related party (Note 3)	362,000	48,000
Total liabilities	396,000	163,000

Minority interest	—	127,000

Commitments and contingencies (Note 6)

Stockholder’s deficit:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; no shares issued and outstanding
Common stock, $0.01 par value; 580,000,000 shares authorized; 100 shares issued and outstanding at June 30, 2008 and December 31, 2007	—	—
Additional paid-in capital	1,000	1,000
Accumulated deficit	(380,000)	(133,000)
Total stockholder’s deficit	(379,000)	(132,000)
Total liabilities, minority interest and stockholder’s deficit	$17,000	$158,000

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CORNERSTONE GROWTH & INCOME REIT, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Revenues	$—	$—	$—	$—

Expenses
General and administrative	177,000	—	373,000	—
	177,000	—	373,000	—
Operating loss	(177,000)	—	(373,000)	—

Interest income (expense)	—	2,000	(1,000)	4,000

Net (loss) income before minority interest	(177,000)	2,000	(374,000)	4,000
Minority interest	19,000	—	127,000	—

Net (loss) income	$(158,000)	$2,000	$(247,000)	$4,000

Per share amount :
Basic and diluted (loss) income allocable to common stockholder	$(1,580.00)	$20.00	$(2,470.00)	$40.00

Weighted average number of common shares	100	100	100	100

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CORNERSTONE GROWTH & INCOME REIT, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDER’S DEFICIT

For the Six Months Ended June 30, 2008

(Unaudited)

	Common Stock
	Number of Shares	Common Stock Par Value	Additional Paid- In Capital	Accumulated Deficit	Total
Balance – December 31, 2007	100	$—	$1,000	$(133,000)	$(132,000)
Net loss	—	—	—	(247,000)	(247,000)
Balance – June 30, 2008	100	$—	$1,000	$(380,000)	$(379,000)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CORNERSTONE GROWTH & INCOME REIT, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30, 2008	Six months ended June 30, 2007
Cash flows from operating activities
Net (loss) income	$(247,000)	$4,000
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Minority interest	(127,000)	—
Change in operating assets and liabilities:
Interest receivable		(1,000)
Prepaid expenses	61,000	—
Accounts payable, accrued expenses and payable to related party	233,000	—
Net cash (used in) provided by operating activities	(80,000)	3,000

Net (decrease) increase in cash and cash equivalents	(80,000)	3,000

Cash and cash equivalents - beginning of period	85,000	201,000

Cash and cash equivalents - end of period	$5,000	$204,000

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CORNERSTONE GROWTH & INCOME REIT, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2008

(UNAUDITED)

1.	Organization

Cornerstone Growth & Income REIT, Inc. (formerly known as Cornerstone Institutional Growth REIT, Inc.), a Maryland corporation (the “Company”), was formed on October 16, 2006 under the General Corporation Law of Maryland for the purpose of engaging in the business of investing in and owning commercial real estate. The Company is newly formed and is subject to the general risks associated with a start-up enterprise, including the risk of business failure. The Company’s year end is December 31. As used in this report, “we” “us” and “our” refer to Cornerstone Growth & Income REIT, Inc and its consolidated subsidiary, except where context otherwise requires.

Our advisor is Cornerstone Leveraged Realty Advisors, LLC (formerly known as CIPLFA Advisors, LLC), a Delaware limited liability company (the “Advisor”), formed on October 16, 2006, and an affiliate of us. The Advisor is responsible for managing our affairs on a day-to-day basis and for identifying and making acquisitions and investments on our behalf under the terms of an advisory agreement.

On November 14, 2006, Terry G. Roussel, our President and CEO, purchased 100 shares of common stock for $1,000 and became our initial stockholder. Our articles of incorporation authorize 580,000,000 shares of common stock with a par value of $.01 and 20,000,000 shares of preferred stock with a par value of $.01. We will offer a minimum of 100,000 (the “Minimum Number of Shares”) and a maximum of 50,000,000 shares of common stock, consisting of 40,000,000 shares for sale to the public (the “Primary Offering”) and 10,000,000 shares for sale pursuant to the distribution reinvestment plan (collectively, the “Offering”).

On August 10, 2007, the Securities and Exchange Commission (“SEC”) declared our registration statement effective. We retained Pacific Cornerstone Capital, Inc. (“PCC”), an affiliate of the Advisor, to serve as the dealer manager for the Offering.  PCC is responsible for marketing our shares being offered pursuant to the Offering.  On June 20, 2008, we amended our registration statement to expand our investment strategy to include opportunities for investment in healthcare and net-leased retail properties.  Upon effectiveness of this amendment, we commenced our offering.  As of June 30, 2008 we had not yet received aggregate subscriptions exceeding the minimum offering amount and, accordingly, no shares had been sold in the offering.

We intend to invest the net proceeds from the Offering primarily in investment real estate including health care, multi-tenant industrial, net-leased retail properties and other real estate related assets located in major metropolitan markets in the United States.  As of June 30, 2008, we have not purchased any properties nor contracted to purchase any properties.

Cornerstone Growth & Income Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”) was formed on October 17, 2006.  At June 30, 2008, we owned a 0.50% general partner interest in the Operating Partnership while our Advisor owned a 99.50% limited partnership interest.  We anticipate that we will conduct all or a portion of our operations through the Operating Partnership. Our financial statements and the financial statements of the Operating Partnership are consolidated in the accompanying condensed consolidated financial statements.  All intercompany accounts and transactions have been eliminated in consolidation.

2.	Summary of Significant Accounting Policies

Interim Financial Information

The accompanying interim condensed consolidated financial statements have been prepared by our management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and in conjunction with the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and note disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the interim condensed consolidated financial statements do not include all of the information and notes required by GAAP for complete financial statements. The accompanying financial information reflects all adjustments which are, in the opinion of our management, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods.

Interim results of operations are not necessarily indicative of the results to be expected for the full year.   Operating results for the three and six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

Real Estate

We will account for all acquisitions in accordance with Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No.  141, “Business Combinations.”  The results of operations of acquired properties will be included in our consolidated statements of operations after the date of acquisition.  Upon acquisition of a property, we will allocate the purchase price of the property based upon the fair value of the assets acquired and liabilities assumed, which will generally consist of land, buildings, site improvements, tenant improvements, leasing commissions and intangible assets including in-place leases and above market and below market leases.  We will allocate the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant.  The value of the building will be depreciated over an estimated useful life of 39 years.  The value of site improvements will be depreciated over an estimated useful life of 15-20 years.  The value of tenant improvements will be depreciated generally over the shorter of lease term or useful life.

The purchase price will be further allocated to in-place lease values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the respective tenant.  The value of in-place lease intangibles, which will be included as a component of investments in real estate, will be amortized to expense over the remaining lease term.

Acquired above and below market leases will be valued based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term.  The value of acquired above and below market leases will be amortized over the remaining non-cancelable terms of the respective leases as an adjustment to rental revenue on our condensed consolidated statements of operations. Should a tenant terminate its lease, the unamortized portion of the above or below market lease value will be charged to revenue.  If a lease is terminated prior to its expiration, the unamortized portion of the tenant improvements, leasing commissions, and the in-place lease value will be immediately charged to expense.

Impairment of Real Estate Assets

Management will continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate assets, including those held through joint ventures, may not be recoverable.  When indicators of potential impairment are present that indicate the carrying amounts of real estate assets may not be recoverable, we will assess the recoverability of the real estate assets by determining whether the carrying value of the real estate assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition.  In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the real estate assets to the fair value and recognize an impairment loss.

Projections of expected future cash flows require us to estimate future market rental income amounts subsequent to the expiration of current lease agreements.  Such projections require us to make assumptions regarding property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment.  The use of assumptions in the future cash flows analysis may result in an incorrect assessment of the property’s future cash flows and fair value and could result in the overstatement of the carrying value of our real estate assets and net income if those assumptions ultimately prove to be incorrect.

Consolidation Considerations for our Investments in Joint Ventures

The FASB issued Interpretation No. 46 (“FIN 46R”), “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” (“ARB 51”), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity.  Before concluding that it is appropriate to apply the ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity (VIE).  We will evaluate, as appropriate, our interests, if any, in joint ventures and other arrangements to determine if consolidation is appropriate.

Revenue Recognition and Valuation of Receivables

Our revenues, which will be comprised largely of rental income, will include rents reported on a straight-line basis over the initial term of the lease. Because our leases may provide for free rent, lease incentives, or rental increases at specified intervals, we will be required to straight-line the recognition of revenue, which will result in the recording of a receivable for rent not yet due under the lease terms.

Depreciation of Real Property Assets

We will be required to make subjective assessments as to the useful lives of our depreciable assets.  We will consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our assets is expected to be charged to expense on a straight-line basis over the assigned useful lives.

Organizational and Offering Costs

Our organization and offering costs are initially being paid by the Advisor on behalf of the Company.  Pursuant to the Advisory agreement that we have entered into with our Advisor prior to commencement of the offering, we are required to reimburse the Advisor for such organization and offering costs up to 3.5% of the cumulative capital raised in the Primary Offering.  Organization and offering costs include items such as legal and accounting fees, marketing, due diligence, promotional and printing costs and amounts to reimburse our Advisor for all costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares.  Offering costs will be recorded as an offset to additional paid-in capital, and organization costs will be recorded as an expense at the time we become liable for the payment of these amounts.

Minority Interest in Consolidated Subsidiary

Due to our control through our general partnership interest in the Operating Partnership and the limited rights of the limited partner, the Operating Partnership is consolidated with the Company and the limited partner interest is reflected as minority interest in the accompanying condensed consolidated balance sheet.

As of June 30, 2008, no shares had been sold in the Offering.  We have purchased no properties and have generated no income.  As of June 30, 2008, the limited partner’s share of Operating Partnership losses exceeded its investments.  The limited partner has no obligation to fund Operating Partnership losses.

Income Taxes

We will be electing to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) beginning with our taxable year ending December 31, 2008.  To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders.  As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders.  If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service granted us relief under certain statutory provisions.  Such an event could materially adversely affect our net income and net cash available for distribution to stockholders.  However, we believe that we will be organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner so that we will remain qualified as a REIT for federal income tax purposes.

During the six months ended June 30, 2008, we generated a deferred tax asset of approximately $46,000.  Because we intend to qualify as a REIT in 2008, which would not allow for the realization of the deferred tax asset, a valuation allowance of a like amount was recorded.

Concentration of Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk are primarily cash investments. Cash is generally invested in investment-grade short-term instruments.  We have cash in financial institutions which is insured by the Federal Deposit

Insurance Corporation, or FDIC, up to $100,000 per institution.

Per Share Data

We report earnings per share pursuant to SFAS No. 128, “Earnings Per Share.” Basic earnings per share attributable for all periods presented are computed by dividing the net income by the weighted average number of shares outstanding during the period.  Diluted earnings per share are computed based on the weighted average number of shares and all potentially dilutive securities, if any.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could materially differ from those estimates.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures required for fair value measurements under GAAP. SFAS 157 emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement.  On February 8, 2008, the FASB issued Staff Position No. SFAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 (“FSP 157-1”). FSP 157-1, which is effective upon the initial adoption of SFAS 157, excludes SFAS Statement No. 13, Accounting for Leases (“SFAS 13”), as well as other accounting pronouncements that address fair value measurements on lease classification or measurement under SFAS 13, from the scope of SFAS 157.  On February 12, 2008, the FASB issued Staff Position No. SFAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for all nonrecurring non-financial assets and liabilities until fiscal years beginning after November 15, 2008. Accordingly, FSP 157-2 will be effective beginning January 1, 2009, and all other aspects of SFAS 157 were effective as of January 1, 2008.  We adopted SFAS 157 and FSP 157-1 on January 1, 2008 and the adoption had no material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007 (our fiscal year beginning January 1, 2008).  The adoption of this standard did not have a material effect on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), “Business Combinations” (“SFAS 141(R)”).  In summary, SFAS 141(R) requires the acquirer of a business combination to measure at fair value the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, with limited exceptions.  The standard is effective for fiscal years beginning after December 15, 2008, and is to be applied prospectively, with no earlier adoption permitted.  The adoption of this standard may have an impact on the accounting for certain costs related to our future acquisitions.

In December 2007, FASB issued Statements No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”), an amendment to Accounting Research Board No. 51. SFAS 160’s objective is to improve the relevance, comparability and transparency of financial information that a reporting entity provides in its consolidated financial statements.  The key aspects of SFAS 160 are (i) the minority interests in subsidiaries should be presented in the consolidated balance sheet within equity of the consolidated group, separate from the parent’s shareholders’ equity, (ii) acquisitions or dispositions of non-controlling interests in a subsidiary that do not result in a change of control should be accounted for as equity transactions, (iii) a parent recognizes a gain or loss in net income when a subsidiary is deconsolidated, measured using the fair value of the non-controlling equity investment, (iv) the acquirer should attribute net income and each component of other comprehensive income between controlling and non-controlling interests based on any contractual arrangements or relative ownership interests, and (v) a reconciliation of beginning to ending total equity is required for both controlling and non-controlling interests. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and should be applied prospectively.  We are currently evaluating the provisions for SFAS 160 to determine the potential impact, if any, the adoption will have on our financial position or results of operations.

In April 2008, the FASB issued FASB Staff Position SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets”

(“FSP FAS 142-3”). FSP FAS 142-3 intends to improve the consistency between the useful life of recognized intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets, and the period of expected cash flows used to measure the fair value of the assets under SFAS 141(R).  FSP FAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions in determining the useful life of recognized intangible assets.  It requires an entity to consider its own historical experience in renewing or extending similar arrangements, or to consider market participant assumptions consistent with the highest and best use of the assets if relevant historical experience does not exist.  In addition to the required disclosures under SFAS No. 142, FSP FAS 142-3 requires disclosure of the entity’s accounting policy regarding costs incurred to renew or extend the term of recognized intangible assets, the weighted average period to the next renewal or extension, and the total amount of capitalized costs incurred to renew or extend the term of recognized intangible assets.  FSP FAS 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008.  While the standard for determining the useful life of recognized intangible assets is to be applied prospectively only to intangible assets acquired after the effective date, the disclosure requirements shall be applied prospectively to all recognized intangible assets as of, and subsequent to, the effective date.  Early adoption is prohibited.  The adoption of FSP FAS 142-3 is not expected to have a material impact on our consolidated financial statements.

3.	Payable to Related Party

Payable to related party represents amounts incurred by the Advisor for costs incurred on behalf of and services provided to the Company of approximately $362,000 and $48,000 as of June 30, 2008 and December 31, 2007, respectively.

4.	Related Party Transactions

We do not expect to have any employees.  Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors.  We have an Advisory Agreement with the Advisor and a dealer manager agreement with PCC entitling the Advisor and PCC to specified fees and incentives upon the provision of certain services with regard to the Offering and investment of funds in real estate projects, among other services, as well as reimbursement for organizational and offering costs incurred by the Advisor on our behalf and reimbursement of certain costs and expenses incurred by the Advisor in providing services to us.

Advisory Agreement

Under the terms of the Advisory Agreement, our Advisor will use commercially reasonable efforts to present to us investment opportunities to provide a continuing and suitable investment program consistent with the investment policies and objectives adopted by our board of directors.  The Advisory agreement calls for our Advisor to provide for our day-to-day management and to retain property managers and leasing agents, subject to the authority of our board of directors, and to perform other duties.

The fees and expense reimbursements payable to our Advisor under the Advisory Agreement are described below.

Organizational and Offering Costs.  Organizational and offering costs of the Offering are being paid by the Advisor on our behalf and will be reimbursed to the Advisor from the proceeds of the Offering.  Organizational and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) to be paid by us in connection with the Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of the Advisor and its affiliates in connection with registering and marketing our shares (ii) technology costs associated with the offering of our shares; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses.  In no event will we have any obligation to reimburse the Advisor for organizational and offering costs totaling in excess of 3.5% of the gross proceeds from the Primary Offering.  As of June 30, 2008, the Advisor and its affiliates had incurred on our behalf offering costs of approximately $2.6 million, substantially all of which was incurred prior to December 31, 2007. Organizational costs will be expensed as incurred and offering costs which will reduce net proceeds of our offering.  These costs are not recorded in the accompanying consolidated financial statements because the Company had not raised the $1,000,000 minimum offering amount as of June 30, 2008 and therefore the Company was not obligated to reimburse the Advisor for organization and offering expenses as of such date.

Acquisition Fees and Expenses.  The Advisory Agreement requires us to pay the Advisor acquisition fees in an amount equal to 2% of the costs of real estates assets acquired, including any debt attributable to such investments.  A portion of the acquisition fees will be paid upon receipt of the offering proceeds after reaching the Minimum offering amount, and the balance will be paid at the time we acquire a property.  However, if the Advisory Agreement is terminated or not renewed, the Advisor must return acquisition fees not yet allocated to one of our investments.  In addition, we are required to reimburse the Advisor for direct costs the Advisor incurs and amounts the Advisor pays to third parties in connection with the selection and acquisition of a property, whether or not ultimately acquired.

Development/Redevelopment Fee.  The Advisory Agreement requires us to pay the Advisor a development or redevelopment fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic area of the project for which the Advisor is providing us with development services.  However, we are not required to pay a development fee to the Advisor or an affiliate of the Advisor if our Advisor or any of its affiliates elects to receive an acquisition fee based on the cost of such development.

Management Fees.  The Advisory Agreement requires us to pay the Advisor a monthly asset management fee of one-twelfth of 1.0% of the sum of the aggregate book basis carrying values of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate before reserves for depreciation or bad debts or other similar non-cash reserves, calculated in accordance with GAAP.  In addition, we will reimburse the Advisor for the direct costs and expenses incurred by the Advisor in providing asset management services to us.  These fees and expenses are in addition to management fees that we expect to pay to third party property managers.  For the three and six months ended June 30 , 2008 and 2007, the Advisor had not earned any asset management fees.

Operating Expenses. The Advisory Agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us.  For three and six months ended June 30, 2008, approximately $95,000 and $190,000, respectively, of such costs were incurred.  For the three and six months ended June 30, 2007, none of such costs were incurred.  The Advisor must pay or reimburse us the amount by which our aggregate annual operating expenses exceed the greater of 2% of our average invested assets or 25% of our net income unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors.

Disposition Fee.  The Advisory Agreement provides that if the Advisor or its affiliate provides a substantial amount of the services (as determined by a majority of our directors, including a majority of our independent directors) in connection with the sale of one or more properties, we will pay the Advisor or such affiliate shall receive at closing a disposition fee up to 3% of the sales price of such property or properties.  This disposition fee may be paid in addition to real estate commissions paid to non-affiliates, provided that the total real estate commissions (including such disposition fee) paid to all persons by us for each property shall not exceed an amount equal to the lesser of (i) 6% of the aggregate contract sales price of each property or (ii) the competitive real estate commission for each property.  We will pay the disposition fees for a property at the time the property is sold.

Subordinated Participation Provisions.  The Advisor is entitled to receive a subordinated participation upon the sale of our properties, listing of our common stock or termination of the Advisor, as follows:

•

After we pay stockholders cumulative distributions equal to their invested capital plus a 6% cumulative, non-compounded return, we will pay our Advisor a subordinated participation fee equal to a percentage of net cash flows.  The subordinated participation fee schedule is cumulative and set-up in a three-tier format.  We will pay our Advisor an amount equal to the following:

•	5% of net cash flows remaining after we have paid our stockholders distributions equal to invested capital and an investor return of 6% or more but less than 8%; plus

•	10% of net cash flows remaining after we have paid our stockholders distributions equal to invested capital and an investor return of 8% or more but less than 10%; plus

•	15% of net cash flows remaining after we have paid our stockholders distributions equal to invested capital and an investor return of 10%.

If we terminate the Advisory agreement for any reason other than a material, uncured breach by the Advisor or we fail to offer a renewal to the Advisor on substantially similar terms as the year prior, or the Advisor terminates the Advisory agreement because of a material, uncured breach by us, the Advisor will be entitled to an incentive fee in accordance with the schedule below.  The subordinated performance fee is based on the excess of the appraised value of our assets less liabilities secured by our assets plus the amount of all prior distributions we have paid through the termination date over the sum of stockholders’ invested capital plus total distributions required to be made to the stockholders in order to pay the stockholders a certain percentage (as defined below) cumulative, non-compounded annual return from inception through the termination date.  We will pay our Advisor an amount equal to the following:

•

5% of the amount, if any, by which (a) the appraised value of our assets, less all debt secured by our assets, plus total distributions through the termination date exceeds (b) the sum of capital invested by our stockholders plus total distributions required to be made to our stockholders in order to pay our stockholders an investor return of 6% but does not surpass (c) the sum of capital invested by our stockholders plus total distributions required to be made to our stockholders in order to pay our stockholders an investor return of 8%; plus

•

10% of the amount, if any, by which (a) the appraised value of our assets, less all debt secured by our assets, plus total distributions through the termination date exceeds (b) the sum of capital invested by our stockholders plus total distributions required to be made to our stockholders in order to pay an investor return of 8% but does not surpass (c) the sum of capital invested by our stockholders plus total distributions required to be made to our stockholders in order to pay our stockholders an investor return of 10%; plus

•

15% of the amount, if any, by which (a) the appraised value of our assets, less all debt secured by our assets, plus total distributions through the termination date exceeds (b) the sum of capital invested by our stockholders plus total distributions required to be made to our stockholders in order to pay an investor return of 10%; less

•	Any prior payment to the Advisor of a subordinated share of cash flows.

This subordinated performance fee will be paid in the form of a promissory note.  Payment of this note will be deferred until we receive net proceeds from the sale of properties held at the termination date.  If the promissory note has not been paid in full within five years from the termination date, then the Advisor may elect to convert the balance of the fee into shares of our common stock.

In the event we list our stock for trading, we are required to pay our Advisor a subordinated incentive listing fee.  This fee equals a percentage of the amount by which the average “Market Value” of the shares issued and outstanding at listing over the 30 trading days beginning 180 days after the shares are first listed on a stock exchange plus all distributions we made before listing exceeds the sum of the total amount of capital raised from investors and the amount of distributions necessary to generate a specified percentage cumulative, non-compounded annual return to investors.  We will pay our Advisor an amount equal to the following:

•

5% of the amount, if any, by which (a) our Market Value plus total distributions through the listing date exceeds (b) the sum of capital invested by our stockholders plus total distributions required to be made to our stockholders in order to pay an investor return of 6% but does not surpass (c) the sum of capital invested by our stockholders plus total distributions required to be made to our stockholders in order to pay an investor return of 8% plus;

•

10% of the amount, if any, by which (a) our Market Value plus total distributions through the listing date exceeds (b) the sum of capital invested by our stockholders plus total distributions required to be made to our stockholders in order to pay an investor return of 8% but does not surpass (c) the sum of capital invested by our stockholders plus total distributions required to be made to our stockholders in order to pay an investor return of 10%; plus

•

15% of the amount, if any, by which (a) our Market Value plus total distributions through the listing date exceeds (b) the sum of capital invested by our stockholders plus total distributions required to be made to our stockholders in order to pay an investor return of 10%.

Dealer Manager Agreement

PCC, as dealer manager, is entitled to receive a sales commission of up to 7% of gross proceeds from sales in the Primary Offering.  PCC, as Dealer Manager, is also entitled to receive a dealer manager fee equal to up to 3% of gross proceeds from sales in the Primary Offering.  The Dealer Manager is also entitled to receive a reimbursement of bona fide due diligence expenses up to 0.5% of the gross proceeds from sales in the Primary Offering.  The Advisory Agreement requires the Advisor to reimburse us to the extent that offering expenses including sales commissions, dealer manager fees and organization and offering expenses (but excluding acquisition fees and acquisition expenses discussed above) to the extent are in excess of 13.5% of gross proceeds from the Offering.

5.	Stockholder’s Equity

Common Stock

Our articles of incorporation authorize the issuance of up to 580,000,000 shares of common stock with a par value of $0.01 and 20,000,000 shares of preferred stock with a par value of $0.01.  As of June 30, 2008 and December 31, 2007, we had issued 100 shares of common stock for a total of $1,000 to Terry G. Roussel, an affiliate of the Advisor.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan that allows our stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of our common stock.  We have registered 10,000,000 shares of our common stock for sale pursuant to the distribution reinvestment plan.  The purchase price per share is 95% of the price paid by the purchaser for our common stock, but not less than $9.50 per share.  At June 30, 2008 and December 31, 2007, we had issued no shares under the distribution reinvestment plan.  We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days prior written notice to participants.

Employee and Director Incentive Stock Plan

We have adopted an Employee and Director Incentive Stock Plan (“the Plan”) which provides for the grant of awards to our directors and full-time employees, as well as other eligible participants that provide services to us.  We have no employees, and we do not intend to grant awards under the Plan to persons who are not directors of ours.  Awards granted under the Plan may consist of nonqualified stock options, incentive stock options, restricted stock, share appreciation rights, and dividend equivalent rights.  The term of the Plan is 10 years.  The total number of shares of common stock reserved for issuance under the Plan is equal to 10% of our outstanding shares of stock at any time.

Upon our inception, we adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” (“SFAS 123R”), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values.  There were no share-based payment awards granted or issued as of June 30, 2008 and December 31, 2007.

Equity Compensation Plan Information

As of June 30, 2008 and December 31, 2007, we had awarded no equity-based compensation.

6.	Commitments and Contingencies

Our advisor has informed us that the Financial Industry Regulatory Authority (“FINRA”) (formerly, NASD) is conducting a non-public inquiry of our affiliated dealer manager that is, we understand, focused on the private placements conducted by our dealer manager during the period from January 1, 2004 through October 31, 2007.  FINRA’s correspondence requesting document production states, “This inquiry should not be construed as an indication that the Enforcement Department or its staff has determined that any violations of federal securities laws or NASD, NYSE or MSRB rules have occurred.”  We have been advised that our dealer manager is responding to FINRA’s request for information and intends to continue to cooperate in the inquiry.

Although we cannot, at this time, assess either the duration or the likely outcome or consequences of this inquiry, FINRA has the authority to impose sanctions on our dealer manager that could adversely affect its effectiveness and ability to raise funds in our offering.

7.	Stock Repurchase Program

We have adopted a stock repurchase program that would enable our stockholders to sell their stock to us in limited circumstances.  We could choose to amend its provisions without stockholder approval. As long as our common stock is not listed on a national securities exchange, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by us.  We may redeem the shares of stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption.  The amount that we may pay to redeem stock is expected to be the redemption price set forth in the following table which is based upon the number of years the stock is held:

Number Years Held	Redemption Price
Less than 1	No Redemption Allowed
1 or more but less than 2	90% of your purchase price
2 or more but less than 3	95% of your purchase price
Less than 3 in the event of death	100% of your purchase price
3 or more but less than 5	100% of your purchase price
5 or more	Estimated value

Our board of directors could amend, suspend or terminate the program at any time upon thirty (30) days prior notice to our stockholders.  Our stock repurchase program will have limitations and restrictions and may be cancelled at any time.  The stock repurchase price is subject to adjustment as determined from time to time by our board of directors. At no time will the stock repurchase price exceed the price at which we are offering our common stock for sale.  The estimated value will be determined by our board of directors or a firm chosen by our board of directors.

Redemption Rights

The limited partners of our Operating Partnership have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at the our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed.  These rights may not be exercised under certain circumstances which could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year.

8.	Subsequent Events

Status of our Offering

As of August 10, 2008, we had sold approximately $1.0 million of stock to the public, which is sufficient to satisfy the minimum offering amount in all states except Minnesota, New York, and Pennsylvania.